UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

AUTODESK, INC. (Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	0-14338 (Commission File Number)	94-2819853 (IRS Employer Identification No.)
111 McInnis Parkway, San Rafael, California 94903 (Address of principal executive offices) (Zip Code)
Pascal W. Di Fronzo (415) 507-5000 (Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Autodesk, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2014.
The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process is included in our Conflict Minerals Report attached as an exhibit to this Form SD.
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available at www.autodesk.com under “Investor Relations - Corporate Governance.” The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.
Item 1.01 Exhibit
A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 – Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AUTODESK, INC. (Registrant)
By: /s/ Pascal W. Di Fronzo Pascal W. Di Fronzo Senior Vice President, General Counsel and Secretary	June 1, 2015 (Date)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD